LEIFRAS Co., Ltd.

February 5, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Stringer
Adam Phippen

Re:	LEIFRAS Co., Ltd.
Registration Statement on Form F-1
Filed December 10, 2024
File No. 333-283712

Ladies and Gentlemen:

This letter is in response to the letter dated December 19, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to LEIFRAS Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Capitalization, page 39

1.	Please explain why retained earnings is not consistent with the amount reported on your balance sheet as of June 30, 2024, of $2,939,516, or revise as necessary. To the extent you may have used the incorrect retained earnings balance in calculating your net tangible book value as of June 30, 2024, of $3,242,338, on page 40, please also make the necessary revisions.

Response: In response to the Staff’s comments, we have revised the amount reported on our balance sheet as of June 30, 2024. We have also revised our disclosure on page 41 of the Amended Registration Statement to revise the net tangible book value as of June 30, 2024.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

2.	We note your response to prior comment 2 that you have revised the disclosure on page F-34 to explain the “... shareholders approved, by a special resolution, an amendment to its equity structure whereby the Company reduced capital....” However, we are unable to locate disclosure on page F-34 indicating share approval was required. Please explain your consideration of revising your disclosure to indicate the capital reduction required shareholder approval.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-34 of the Amended Registration Statement to explain that the capital reduction was approved by a special resolution at the March 30, 2022 shareholders’ meeting, in accordance with Article 447, Paragraph 1, and Article 309, Paragraph 2, Item 9 of the Japanese Companies Act, which require the attendance of shareholders holding more than half of the voting rights and the approval by at least two-thirds of the voting rights of the attending shareholders.

3.	We note your response to prior comment 2 and your revised disclosures indicating that the corporate action was undertaken for the purpose of offsetting accumulated losses against paid-in-capital and for the purpose of achieving tax savings in Japan. We note your reference to ASC 505-10-50 in response to comment 17 of our letter dated September 12, 2024. Please refer to SAB Topic 5:S, Quasi-Reorganization (ASC 852-20-S99-2). The interpretive response to question 1 indicates that a deficit reclassification of any kind is a quasi-reorganization, and as such, a company may not reclassify or eliminate a deficit in retained earnings unless certain conditions for a quasi-reorganization are satisfied. Please tell us in more detail about the authoritative literature you relied upon, and how you considered the guidance in ASC 852-20 to account for the corporate action.

Response: In response to the Staff’s comments, the Company conducted an analysis to reassess whether its deficit reclassification satisfied all the conditions required for a quasi-reorganization under ASC 852-20. Upon re-evaluation, it was determined that the conditions were not fully met. Consequently, our consolidated financial statements and F-34 of the registration statement have been revised to reverse the Company’s deficit reclassification.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies and Practices

Revenue Recognition, page F-14

4.	We note your response to prior comment 3 explaining that setup fees are recognized at a point in time. We are not convinced point in time recognition is appropriate. As it relates to your non-refundable registration fees, please explain the promised good or service transferred to the customer and why the upfront fee is not an activity you are required to undertake to fulfill the contract. Reference is made to ASC 606-10-25-17 and ASC 606-10-55-50 and 51. Explain how you considered the illustrative guidance on non-refundable up-front fees in example 53 of ASC 606-10-55-358 through 360 and contrast the illustration with your situation. Lastly, please quantify the fees.

Response: In response to the Staff’s comments, we have revised our disclosures on pages F-14 and F-51 of the Amended Registration Statement and amended our consolidated financial statements to reflect the updated revenue recognition policy for setup fees, which are now recognized over time instead of at a point in time.

The Company concluded that setup fees do not give rise to a distinct performance obligation. The activities covered by the setup fees—such as account creation, identity verification, health assessments, and customization of onboarding materials—do not transfer a promised good or service to the customer. This conclusion aligns with ASC 606-10-25-17, ASC 606-10-55-51, and ASC 606-10-55-358 through 360 (Example 53).

Additionally, the Company analyzed the requirements of ASC 606-10-55-42 and concluded that the setup fees do not provide customers with a material right, since these fees do not grant customers additional benefits or options beyond those available through the standard annual membership fee. Therefore, the setup fees represent an advance payment for future services and should be recognized over the period. Based on historical data, the Company calculated the average membership period for each fiscal year, during which setup fees were recognized as revenue. This average period is reassessed annually to reflect the latest data.

Based on the average membership period, we restated the consolidated financial statements as follows:

●	Of the setup fees collected before December 31, 2021,

○	JPY55.0 million was deferred and recognized in the fiscal year ended December 31, 2022; and

○	JPY17.2 million in the fiscal year ended December 31, 2023.

●	Of the JPY83.9 million in setup fees collected in the fiscal year ended December 31, 2022,

○	JPY24.1 million was deferred and recognized in the six months ended June 30, 2023;

○	JPY23.4 million in the six months ended December 31, 2023;

○	JPY11.2 million in the six months ended June 30, 2024; and

○	JPY0.7 million in the six months ended December 31, 2024.

●	Of the JPY75.8 million in setup fees collected in the fiscal year ended December 31, 2023,

○	JPY22.8 million was deferred and recognized in the six months ended June 30, 2024;

○	JPY20.9 million in the six months ended December 31, 2024; and

○	JPY8.4 million in fiscal years including and beyond the fiscal year ended December 31, 2025.

●	Of the JPY32.4 million in setup fees collected in the six months ended June 30, 2024,

○	JPY9.2 million was deferred and recognized in the six months ended December 31, 2024; and

○	JPY19.2 million in fiscal years including and beyond the fiscal year ended December 31, 2025.

Along with the above adjustments, contract liabilities, loss on disposal of a subsidiary, and deferred tax assets have also been revised accordingly.

Report of Independent Registered Public Accounting Firm, page F-39

5.	Please have your auditor revise their reference, in the second paragraph, to the audit report dated September 30, 2024, to be consistent with the date we note on page F-2 of December 10, 2024.

Response: In response to the Staff’s comments, our auditor has revised its reference, in the second paragraph, to the audit report dated September 30, 2024, to be consistent with the date on page F-2 of February 5, 2025.

Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-43

6.	Please explain the payment for the disposal of Subsidiary including how you arrived at the reported investing activity outflow amount of JPY(17,257,489). In this regard we note you received aggregated consideration of JPY12,500,000. Please also explain your consideration of providing disclosure that explains how you arrived at the amount reported.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-43 of the Amended Registration Statement to explain that the reported investing activity outflow of JPY17,257,489 in the consolidated statements of cash flows reflects the disposal of Subsidiary, which had JPY29,757,489 in cash on its books at the time of the transaction. While the disposal resulted in proceeds of JPY12,500,000, the net cash impact on the Company, as reflected in the consolidated statement of cash flows, was a reduction of JPY17,257,489, which represents the difference between the cash held by Subsidiary and the consideration received.

* * * * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Michio Nagatsu
Name:	Michio Nagatsu
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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